HARTMAN SHORT TERM INCOME PROPERTIES XX, INC.

SUPPLEMENT NO. 6 DATED NOVEMBER 18, 2015

TO THE PROSPECTUS DATED MARCH 30, 2015

This document supplements, and should be read in conjunction with, our prospectus dated March 30, 2015, as supplemented by Supplement No. 5, dated September 30, 2015, relating to our offering of up to $219,000,000 in shares of our common stock. Terms used and not otherwise defined in this Supplement No. 6 have the same meanings as set forth in our prospectus.  The purpose of this Supplement No. 6 is to disclose:

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the status of our public offering;

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our recent acquisition of an office property located in San Antonio, Texas;

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information regarding our indebtedness; and

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our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, filed with the Securities and Exchange Commission on November 13, 2015.

Status of Our Public Offering

On July 16, 2013, we commenced a follow-on public offering of up to $219,000,000 in shares of our common stock. As of November 16, 2015, we had accepted investors’ subscriptions for, and issued, 8,654,882 shares of our common stock in our follow-on offering, including 657,091 shares of our common stock issued pursuant to our distribution reinvestment plan, resulting in aggregate gross offering proceeds of $83,781,329.  As of November 16, 2015, we had accepted investors’ subscriptions for, and issued, a total of 13,110,560 shares of our common stock in our initial public offering and follow-on offering combined , including 819,652 shares of our common stock issued pursuant to our distribution reinvestment plan, resulting in aggregate gross offering proceeds to the company of $127,725,060.  As of November 16, 2015, $80,061,637 in shares of our common stock remained available for sale to the public in our follow-on public offering, excluding shares available under our distribution reinvestment plan.

We may continue our follow-on offering until as late as July 16, 2016 (three years from the date of the commencement of our follow-on public offering), provided that, under rules promulgated by the SEC, in some circumstances we could continue our follow-on public offering until as late as January, 2017. We currently intend to terminate our follow-on offering by March 31, 2016.

Recent Property Acquisition

Property Acquisition

On November 10, 2015,  Hartman One Technology Center LLC, or “One Technology LLC,”  a wholly-owned subsidiary of our operating partnership, acquired a fee simple interest in a 14 story office building containing approximately 196,348 square feet of office space located in northwest San Antonio, Texas, commonly known as One Technology Center.

One Technology LLC acquired One Technology Center from an unrelated third party seller, for a purchase priceof $19,575,000, exclusive of closing costs.  One Technology LLC financed the payment of the purchase price for One Technology Center with proceeds from our ongoing public offering and loan advance proceeds from our revolving credit facility.

An acquisition fee of approximately $489,375 was earned by Hartman Advisors LLC, our affiliated external advisor, in connection with the purchase of One Technology Center.

Property Management

On October 12, 2015, One Technology LLC and Hartman Income REIT Management, Inc., or the “Property Manager,” our affiliate, entered into a Real Property Management Agreement, or the “Management Agreement,” pursuant to which the Property Manager will manage and be the exclusive leasing agent for One Technology Center.  Pursuant to the terms of the Management Agreement, One Technology LLC will pay the Property Manager a monthly management fee of 3% of the effective gross revenues (as defined in the Management Agreement). One Technology LLC will also pay a leasing fee (as defined in the Management Agreement and subject to the further terms contained therein) in an amount equal to the leasing fees charged by unaffiliated persons rendering comparable services in the same geographic location of the applicable property for new leases and for the renewal of existing leases.  The Management Agreement has an initial term of one year and will be automatically extended on an annual basis unless either party gives 30 days’ prior written notice of its desire to terminate the Management Agreement. One Technology LLC or the Property Manager may terminate the Management Agreement in the event of default by the other party if such default is not cured within ten days after written notice from the other party, provided that if the default cannot be reasonably cured within the ten day period, the cure period shall be reasonably extended provided the party obligated to cure such default endeavors with diligence to do so.  One Technology LLC may terminate the Management Agreement at any time upon written notice in the event of the Property Manager’s fraud, gross malfeasance, gross negligence or willful misconduct.

Description of the Property

One Technology Center was built in 1984.  One Technology Center was approximately 91% occupied by eight tenants and four rooftop tenants as of November 10, 2015.

Significant Tenants

Four tenants currently occupy more than 10% of One Technology Center.  The GSA-Veterans Administration, Galen College of Nursing, Board of Regents of the University of Texas System and Billing Services Group North America, occupy approximately 77% of One Technology Center and account for approximately 91% of the current annual base rent. The following table sets forth additional information regarding the tenants currently occupying more than 10% of One Technology Center:

Tenant	Base Rent	Rentable SF	Initial Lease Date(s)	Year(s) Expiring
GSA – Veterans Administration	$ 1,107,543	46,041	2003 - 2012	2019
Galen College of Nursing	992,940	41,808	7/1/2013	2016
Board of Regents of the University of Texas System	771,235	34,928	9/1/2011	2017/18
Billing Services Groups North America, Inc.	597,464	27,789	10/31/2006	2018

The following table shows lease expirations for One Technology Center during each of the next 10 years for leases in effect as of November 10, 2015:

		Gross Leasable Area		Annualized Base Rent as of November 10, 2015
Year	No. of Leases Expiring	Approx. Sq. Ft.	Pct. Of Total Occupied	Amount	Percent of Total
2016	2	46,580	28.0%	$ 1,100,310	28.7%
2017	3	29,282	17.6%	644,200	16.8%
2018	4	49,801	29.9%	1,115,535	29.1%
2019	9	37,387	22.5%	933,111	24.4%
2020	2	-	-%	8,160	0.2%
2021	1	-	-%	27,375	0.7%
2022 - 2025	-	-	-%	-	-%
Total	21	163,050	98.0%	$ 3,828,691	99.9%

Three tenants have multiple leases with one or more lease expiration dates.

Management has no present plans for the renovation or improvement of One Technology Center and believes that the property is adequately insured for its present use.

One Technology Center is subject to competition from other nearby office properties in San Antonio.

The realty (ad valorem) tax rate for One Technology Center is 2.69%.  Real property taxes for the calendar 2015 are $500,516.

The acquisition capitalization rate for One Technology Center is 10.6% based on estimated first year net operating income of $2,070,765 divided by the $19,575,000 acquisition price of the property.

Information Regarding Our Indebtedness

As of September 30, 2015, we had total outstanding indebtedness of $76,003,613. As of September 30, 2015, our leverage ratio, or the ratio of our total debt to total real estate assets at cost plus cash and cash equivalents, was approximately 42%. As of September 30, 2015, our debt-to-net asset ratio, defined as our total debt as a percentage of our total assets (other than intangibles) less total liabilities, was approximately 0.98%.  As of November 10, 2015, immediately following our acquisition of One Technology Center and utilization of approximately $13,200,000 of loan advance proceeds under our TCB Credit Facility, our leverage ratio, or the ratio of our total debt to total real estate assets at cost plus cash and cash equivalents, was approximately 46%. Our debt-to-net asset ratio, defined as our total debt as a percentage of our total assets (other than intangibles) less total liabilities, was approximately 1.06%.

Quarterly Report for the Quarterly Period Ended September 30, 2015

On November 13, 2015, we filed with the Securities and Exchange Commission our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, a copy of which is attached to this Supplement as Exhibit A (without attachments).

EXHIBIT A

QUARTERLY REPORT ON FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2015

(WITHOUT EXHIBITS)